U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

001-31852

NOTIFICATION OF LATE FILING

☒ Form 10-K

For the Annual Period Ended December 31, 2008

Part I	Registrant Information

Full Name of Registrant:	Tri-Valley Corporation

Address of Principal Executive Office (Street and Number)

4550 California Avenue
Suite 600
Bakersfield, California 93309

Part II	Rules 12b-25(b) and (c)

(a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)       The subject Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III	Narrative

The Report on Form 10-K for Tri-Valley Corporation, (the Company) for the annual period ended December 31, 2008, is due to be filed on March 16, 2009. The Company’s management and audit committee need additional time to complete their review of the Company’s financial statements, in order to file an accurate annual report. The Company expects to file its Form 10-K on or before March 31, 2009.

Part IV	Other Information

(1)	Name and telephone number of person to contact in regard to this information.

Arthur M. Evans	(661) 864-0500

(2)       Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

The Company expects that it will report a net loss from operations of approximately $14.25 million in fiscal 2008, an increase of $5.5 million from its net loss from operations of approximately $8.75 million in 2007. The main reason for the increased net loss is that the Company has decided to record an impairment of oil and gas property acquisition costs of approximately $4.8 million, due to the year-end 2008 oil price. Total assets and stockholders’ equity at year end decreased to $16.4 million and $6.7 million respectively in 2008, compared to $25.3 and $12.1 million in 2007.

Signatures

Tri-Valley Corporation has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRI-VALLEY CORPORATION

Date: March 13, 2009	/s/ Arthur M. Evans
Arthur M. Evans, Chief Financial Officer